EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Dollars in millions)	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before provision for income tax	$291	$232	$183	$91	$35
Fixed charges	353	359	350	358	322
Income from continuing operations before provision for income tax and fixed charges	$644	$591	$533	$449	$357

Fixed charges:
Interest expense	$353	$359	$350	$358	$319
Preferred stock dividend requirement (1)	–	–	–	–	3
	$353	$359	$350	$358	$322

Ratio of earnings to fixed charges	1.8	1.6	1.5	1.3	1.1

(1)	Reflects a pre-tax basis.

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